SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

15 December, 2009

LLOYDS BANKING GROUP plc
(Translation of registrant's name into English)

5th Floor
25 Gresham Street
London
EC2V 7HN
United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X..Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .....No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b): 82- ________

Index to Exhibits

Item

No. 1          Regulatory News Service Announcement, dated 15 December, 2009 re: Director/PDMR Shareholding

Annex DTR3

Notification of Transactions of Directors/Persons Discharging Managerial Responsibility and Connected Persons

All relevant boxes should be completed in block capital letters.

1.	Name of the issuer LLOYDS BANKING GROUP plc	2.

State whether the notification relates to (i) a
transaction notified in accordance with DTR 3.1.2 R,
(ii) a disclosure made in accordance
LR 9.8.6R(1) or
(iii) a disclosure made in accordance with section 793 of
the Companies Act (2006).

(i)

3.

Name of person discharging managerial
responsibilities/director

a.    J.E. Daniels (Executive Director)
b.    A.G. Kane (Executive Director)
c.    G.T. Tate (Executive Director)
d.    T.J.W. Tookey (Executive Director)
e.    H.A. Weir (Executive Director)
f.    A.S. Risley (PDMR)
g.    C.F. Sergeant (PDMR)
h.    J. Dawson (PDMR)
i.    Dr. W.C.G. Berndt (Non-executive Director)
j.     Sir Winfried  Bischoff (Chairman)
k.    Sir Julian Horn-Smith (Non-executive Director)
l.    Lord Leitch (Non-executive Director)
m.    C.J. McCall (Non-executive Director)
n.    T.T. Ryan (Non-executive Director)
o.    M.A. Scicluna (Non-executive Director)
p.    A Watson (Non-executive Director)

		4.	State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person N/A

5.	Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a nonbeneficial interest Notification relates to the persons named in 3 above	6.	Description of shares (including class), debentures or derivatives or financial instruments relating to shares Ordinary shares of 10p each

7.	Name of registered shareholders(s) and, if more than one, the number of shares held by each of them a. J.E. Daniels b. A.G. Kane c. G.T. Tate d. T.J.W. Tookey e. H.A. Weir f. A.S. Risley g. C.F. Sergeant h. J. Dawson i. Dr. W.C.G. Berndt j. Sir Winfried Bischoff k. Sir Julian Horn-Smith l. Lord Leitch m. C.J. McCall n. T.T. Ryan o. M.A. Scicluna p. A Watson See appendix for more information.	8.	State the nature of the transaction Rights issue

9.	Number of shares, debentures or financial instruments relating to shares acquired a. 1,461,289 b. 698,029 c. 298,316 d. 53,962 e. 241,132 f. 66,960 g. 108,216 h. 348,978 i. 543,117 j. 335,000 k. 15,971 l. 31,946 m. 10,862 n. 43,451 o. 32,197 p. 29,409	10.	Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage) N/A

11.	Number of shares, debentures or financial instruments relating to shares disposed N/A	12.	Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage) N/A

13.	Price per share or value of transaction 37p per share	14.	Date and place of transaction 14 November 2009 LONDON

15.	Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage) See appendix for more information Total percentage holding is minimal	16.	Date issuer informed of transaction 14th December 2009

17 .	Any additional information -	18.	Name of contact and telephone number for queries Sandra Odell 020 7356 1169

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17.	Date of grant -	18.	Period during which or date on which exercisable -

19.	Total amount paid (if any) for grant of the option -	20.	Description of shares or debentures involved (class and number) -

21.	Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise -	22.	Total number of shares or debentures over which options held following notification -

23.	Any additional information -	24.	Name of contact and telephone number for queries

Name of authorised official of issuer responsible for making notification Sandra Odell Head of Governance & Policy Date of notification 15th December 2009

Notes:    This form is intended for use by an issuer to make a RIS notification required by DR 3.3.

(1)	An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
(2)	An issuer making a notification in respect of a derivative relating the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.
(3)	An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4)	An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

                                          APPENDIX

Notification of Transactions of Directors/Persons Discharging Managerial Responsibility and Connected Persons

Section 7 - Name of registered shareholders(s) and, if more than one, the number of shares held by each of them.

(a)    J.E. Daniels                                                                                                     1,087,371

    Hill Samuel SIP Trustees Limited                                                                     8,841

    Conditional award of shares - Lloyds TSB long-term incentive plan         5,540,205

(b)    A.G. Kane                                                                                                        482,612

    Hill Samuel SIP Trustees Limited                                                                      8,841

    L R Nominees Limited                                                                                         2,342

    Mrs. D.M. Kane/Muirhead                                                                               32,821

    Conditional award of shares - Lloyds TSB long-term incentive plan         3,075,318

(c)    G.T. Tate                                                                                                           219,972

    Hill Samuel SIP Trustees Limited                                                                     7,459

    Conditional award of shares - Lloyds TSB long-term incentive plan         3,430,473

(d)    T.J.W. Tookey                                                                                                 38,515

    Hill Samuel SIP Trustees Limited                                                                     4,936

    Conditional award of shares - Lloyds TSB long-term incentive plan         2,331,846

(e)    H.A. Weir                                                                                                         166,075

    Hill Samuel SIP Trustees Limited                                                                      5,842

    L R Nominees Limited                                                                                         11,798

    Conditional award of shares - Lloyds TSB long-term incentive plan         3,342,100

(f)    A.S. Risley                                                                                                        48,538

    Hill Samuel SIP Trustees Limited                                                                      4,031

    Conditional award of shares - Lloyds TSB long-term incentive plan         1,747,424

(g)    C.F. Sergeant                                                                                                  76,899

    Hill Samuel SIP Trustees Limited                                                                      7,132

    HSDL Nominees Limited                                                                                    1,324

    Conditional award of shares - Lloyds TSB long-term incentive plan         2,034,963

(h)    HBOS SIP                                                                                                        1,263

    Lloyds Banking Group Shareholder Account - J. Dawson                          215

    HSDL Nominees Limited                                                                                    259,768

    Conditional award of shares - Lloyds TSB long-term incentive plan          2,252,495

(i)    Dr. W.C.G. Berndt - held as 11,787 American Depositary Receipts          47,148

    BBHISL Nominees Limited a/c 120113                                                               295,644

    Fifth Third Nominees Limited                                                                             62,520

(j)    Chase Nominees Limited                                                                                  250,000

(k)    Sir Julian Horn-Smith                                                                                        11,919

(l)    UBS Nominees Limited                                                                                      23,841

(m)    HSDL Nominees Limited                                                                                8,106

(n)    JP Morgan Securities Nominees Limited                                                       20,000

(o)    HSDL Nominees Limited                                                                                   23,841

    Lloyds Banking Group Shareholder Account - M.W. Scicluna (Son)            188

(p)    A Watson                                                                                                           220

    HSBC Nominees Limited                                                                                        17,192

    OXM Security Services - Killik & Co ISA provider                                           2,268

    OXM Security Services - Killik ISA connected person - Mrs. J Watson      2,268

                                                                        -1-

Section 15 - Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

(a)    J.E. Daniels                                                                                                       2,544,448

    Hill Samuel SIP Trustees Limited                                                                      13,053

    Conditional award of shares - Lloyds TSB long-term incentive plan          5,540,205

(b)    A.G. Kane                                                                                                        1,129,312

    Hill Samuel SIP Trustees Limited                                                                      13,053

    L R Nominees Limited                                                                                       5,480

    Mrs. D.M. Kane/Muirhead                                                                              76,800

    Conditional award of shares - Lloyds TSB long-term incentive plan       3,075,318

(c)    G.T. Tate                                                                                                         514,734

    Hill Samuel SIP Trustees Limited                                                                    11,013

    Conditional award of shares - Lloyds TSB long-term incentive plan       3,430,473

(d)    T.J.W. Tookey                                                                                                90,125

    Hill Samuel SIP Trustees Limited                                                                     7,288

    Conditional award of shares - Lloyds TSB long-term incentive plan        2,331,846

(e)    H.A. Weir                                                                                                        388615

    Hill Samuel SIP Trustees Limited                                                                       8,625

    L R Nominees Limited                                                                                          27,607

    Conditional award of shares - Lloyds TSB long-term incentive plan           3,342,100

(f)    A.S. Risley                                                                                                          113,578

    Hill Samuel SIP Trustees Limited                                                                        5,951

    Conditional award of shares - Lloyds TSB long-term incentive plan            1,747,424

(g)    C.F. Sergeant                                                                                                     179,943

    Hill Samuel SIP Trustees Limited                                                                        10,530

    HSDL Nominees Limited                                                                                      3,098

    Conditional award of shares - Lloyds TSB long-term incentive plan            2,034,963

(h)    HBOS SIP                                                                                                           1,864

    Lloyds Banking Group Shareholder Account - J. Dawson                             503

    HSDL Nominees Limited                                                                                      607,857

    Conditional award of shares - Lloyds TSB long-term incentive plan            2,252,495

(i)    Dr. W.C.G. Berndt - held as 27,581 American Depositary Receipts            110,326

    BBHISL Nominees Limited a/c 120113                                                                619,807

    Fifth Third Nominees Limited                                                                               146,296

(j)    Chase Nominees Limited                                                                                  585,000

(k)    Sir Julian Horn-Smith                                                                                          27,890

(l)    UBS Nominees Limited                                                                                       55,787

(m)    HSDL Nominees Limited                                                                                  18,968

(n)    JP Morgan Securities Nominees Limited                                                        63,451

(o)    HSDL Nominees Limited                                                                                    55,787

    Lloyds Banking Group Shareholder Account - M.W. Scicluna (Son)             439

(p)    A Watson                                                                                                             514

    HSBC Nominees Limited                                                                                         40,229

    OXM Security Services - Killik & Co ISA provider                                             5,307

    OXM Security Services - Killik ISA connected person - Mrs. J Watson         5,307

                                                              -2-

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                                                          LLOYDS BANKING GROUP plc
                                                                                                (Registrant)

                                                                                                                               By:          M D Oliver

                                                                                                                               Name:     M D Oliver

                                                                                                                               Title:        Director of Investor Relations

Date:  15 December, 2009